Exhibit 99(d)

                             [Younkers Letterhead]



                                                       January 3, 1996

Dear Fellow Stockholder:

    I am pleased to report that Younkers, Inc. ("Younkers") has entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which a wholly-owned subsidiary of Proffitt's, Inc. ("Proffitt's"), will merge into Younkers, pursuant to which each outstanding share of Common Stock of Younkers will be converted into .98 shares of Proffitt's Common Stock.

    You are cordially invited to attend a Special Meeting of Stockholders of Younkers to be held at 9:00 a.m. local time on Wednesday, January 31, 1996, in the Younkers Tea Room, 7th and Walnut Streets, Des Moines, Iowa. At the Special Meeting, you will be asked to adopt the Merger Agreement. Cash will be paid in lieu of fractional shares of Proffitt's Common Stock. The Merger is described in the accompanying Joint Proxy Statement/Prospectus, which includes a summary of the terms of the Merger and certain other information relating to the proposed transaction.

    The Board of Directors of Younkers has determined that the Merger is consistent with and in furtherance of Younkers' long-term business strategy, and in the best interests of Younkers' and its stockholders. Accordingly, the Board has unanimously approved the Merger Agreement, and recommends that you vote to adopt the Merger Agreement at the Special Meeting.

    A Notice of the Special Meeting and a Joint Proxy Statement/Prospectus containing detailed information concerning the Merger and related transactions accompany this letter We urge you to read the material carefully.

    Your vote is very important. Please mark, date, sign and return the enclosed proxy in the enclosed postage prepaid envelope as soon as possible, even if you plan to attend the meeting. If you have any questions regarding the proposed transaction, please call Younkers, collect at (515) 247-7112 or D.F. King & Co., Inc., which is assisting us, toll free at (800) 488-8075.

    We look forward to seeing you at the meeting.

                                          Sincerely,

                                          /s/ W. Thomas Gould

                                          W. Thomas Gould
                                          Chairman of the Board and
                                          Chief Executive Officer